FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                         Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto and incorporated by reference herein is Registrant's proxy statement and proxy card to shareholders dated December 28, 2010.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Dated January 3, 2011

GILAT SATELLITE NETWORKS LTD.

Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel
____________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on January 31, 2011

To our Shareholders:

The Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. ("Gilat", “we”, “our” or the "Company") will be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on January 31, 2011 at 11 a.m. local time (the "Meeting") for the following purposes:

1.	Increase the size of our board of directors to eight members;

2.	Elect six members of the board of directors (five members to be re-elected and one new member to be elected) for a one year term and until their successor is appointed;

3.	Re-elect one of our External Directors for an additional three year term following the expiration of the second term of his appointment;

4.
Reappoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants until the next annual general meeting of our shareholders, and authorizing the board of directors to delegate to the audit committee of the board of directors the authority to determine the basis of their compensation; and

5.	Report on our business for the year ended December 31, 2009 and receive and consider the Auditors’ Report and our Consolidated Financial Statements for the year ended December 31, 2009.

Pursuant to our Articles of Association, the board of directors has fixed the close of business on December 31, 2010  as the date for determining the holders of record of ordinary shares of the Company entitled to receive notice of and to vote at the Meeting and any adjournments thereof.

Our board of directors recommends that you vote in favor of all of the items, which are described in the attached Proxy Statement.

You are cordially invited to attend the Meeting in person, as our board of directors believes that our shareholders should be represented as fully as possible at the Meeting.  However, you may instead vote your ordinary shares by proxy as further explained in the attached Proxy Statement. Whether or not you plan to be present, kindly complete and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Meeting and mail it to the address shown on the enclosed proxy. If you attend the Meeting, you can revoke your proxy and vote your shares in person.

By Order of the board of directors, Amiram Levinberg Chairman of the board of directors

December 28, 2010

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel
______________________

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on January 31, 2011

This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”), par value NIS 0.20 per share, in connection with the solicitation of proxies by the board of directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on January 31, 2011, at 11 a.m. local time, and thereafter as it may be adjourned from time to time (the "Meeting").  The Notice of Meeting, this Proxy Statement and the proxies solicited hereby are first being sent or delivered to our shareholders on or about January 3, 2011.

Purpose of the Annual General Meeting

At the Meeting, our shareholders will be asked to:

1	Increase the size of our board of directors to eight members;

2	Elect six members of the board of directors (five members to be re-elected and one new member to be elected) for a one year term and until their successor is appointed;

3	Re-elect one of our External Directors for an additional three year term following the expiration of the second term of his appointment;

4
Reappoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants until the next annual general meeting of our shareholders, and authorizing the board of directors to delegate to the audit committee of the board of directors the authority to determine the basis of their compensation; and

5	Report on our business for the year ended December 31, 2009 and receive and consider the Auditors’ Report and our Consolidated Financial Statements for the year ended December 31, 2009.

Voting at the Meeting

Shareholders can vote their ordinary shares at the Meeting in person or by appointing a proxy. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our board of directors. We know of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual General Meeting of Shareholders included with this Proxy Statement. Ordinary shares represented by executed and unrevoked proxies will be voted on at the Meeting.

Shareholders who hold their ordinary shares in “street name,” through a broker or other nominee, must request a legal proxy from their broker or other nominee to vote in person at the Meeting.

Abstentions with respect to any of the matters submitted to shareholders will not be included in the number of shares deemed to have voted on such matters at the Meeting and will therefore have no effect on the outcome of the vote with respect to such matters, although abstentions will be counted to determine if a quorum is present.

Solicitation of Proxies

We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means.  We may also engage a professional proxy solicitation firm, the costs of which will be borne by us.  Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Revocation of Proxy

Even after signing and delivering the enclosed proxy card, the proxy may be revoked prior to its being voted, by:

(i)	delivering to us, before the time fixed for the Meeting, a written instrument signed by the shareholder, which instrument, by its terms, revokes the proxy;

(ii)	duly executing a subsequent proxy relating to the same shares and delivering it to us before the time fixed for the Meeting; or

(iii)	attending the Meeting in person and giving written notice of revocation to the Chairman of the Meeting or casting a vote at such meeting prior to the proxy being voted.

Attendance at the Meeting without complying with the above procedures will not constitute a revocation of a proxy. Any written instrument revoking a proxy should be received, no later than 12:00 p.m., New York City time, on January 28, 2011, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219.

Shareholders Entitled to Vote

Only holders of record of ordinary shares at the close of business on December 31, 2010, are entitled to receive notice of and to vote at the Meeting.  Each ordinary share is entitled to one vote on each matter to be voted on at the Meeting. Our articles of association do not provide for cumulative voting for the election of the directors or for any other purpose.

Required Votes

With the exception of the election of the external directors, all of the resolutions being proposed to the shareholders require the affirmative vote of a majority of our ordinary shares voted on in person or by proxy at the Meeting.  The election of external directors requires the affirmative vote of a majority of our ordinary shares voted on in person or by proxy at the Meeting, provided that such majority includes at least one-third of the votes of the non-Controlling shareholders (as defined below) of the Company who are voting on this matter at the Meeting.  This approval requirement need not be met if the aggregate shareholdings of those non-Controlling shareholders who vote against the election of the external directors represent one percent or less of all the voting power of the Company.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company.  Any person holding one half or ore of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

The votes of all shareholders voting on the matters, in person or by proxy, will be counted.  The count shall not take abstentions into account.

Quorum

The presence, in person or by properly executed proxy, of two or more holders of an aggregate of at least one-quarter of the voting power of the Company, is necessary to constitute a quorum at the Meeting.  If within one-half of an hour from the time appointed for the Meeting there is not present at the Meeting, in person or by proxy, at least two or more holders of an aggregate of more than one-quarter of the voting power of the Company, a quorum will not be present and the Meeting will be adjourned and reconvened one hour later, at the same place, or at another time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

Shares Outstanding

As of December 15, 2010, the Company had 40,697,831 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE "FOR" EACH OF THE PROPOSALS EXCEPT FOR ITEM V WHICH IS A NON-VOTING PROPOSAL.

  1. INCREASE IN THE SIZE OF THE BOARD OF DIRECTORS

(Item 1 on the Proxy Card)

Our Articles of Association provide that the number of directors comprising our board of directs shall be no less than five nor more than nine and that, until a different number is approved by an ordinary resolution of the shareholders, the number shall be (i) nine directors, if four directors are appointed by beneficial owners of 14% or more of our issued and outstanding ordinary shares (as set forth below), or (ii) seven directors, if fewer than four directors are so appointed by beneficial owners of 14% or more of our ordinary shares.  No shareholder beneficially holding 14% or more of our issued and outstanding ordinary shares has exercised its right to appoint a director and the size of our board is seven.

Our board of directors recommends that the size of the board be increased to eight to enable nomination and election of an additional member to the board to contribute to policy and decision making at the board of directors level.

At the meeting, the board of directors will propose that the following resolution be adopted:

"RESOLVED, that the increase in the size of the board of directors to eight members, be, and hereby is, approved."

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

II.  ELECTION OF DIRECTORS
(Item 2 on the Proxy Card)

Each of our directors, with the exception of our external directors who serve a three-year term, serves an approximately one-year term from one annual general meeting to the next or until that director’s successor is appointed.  As such, five out of our current seven directors are standing for re-nomination.  Subject to the shareholders approval of Proposal 1 to increase the size of our board of directors to eight members, our board has nominated a new member for election to our board of directors.    Gilat is unaware of any reason why any of the nominees, if elected, should be unable to serve as a director. All nominees listed below have advised the board of directors of Gilat that they intend to serve as director if elected.

Nominees for the Board of Directors of the Company

The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

Name	Age
Jeremy Blank	32
Ehud Ganani	58
Amiram Levinberg	55
Karen Sarid	58
Izhak Tamir	57
Gilead Halevy	44

Persons Subject to Re-election

Jeremy Blank is a partner and senior managing director within York Capital Management (“York”).  York is a private investment fund based in New York with approximately $15 billion in assets under management.  York was founded in 1991 and specializes in value oriented and event driven equity and credit investments.  In addition, Mr. Blank worked as a vice president within Morgan Stanley’s fixed income department and earlier in his career in Morgan Stanley’s mergers and acquisitions department.  Mr. Blank graduated from Yeshiva University in New York City with a Bachelor’s degree in Finance.  Mr. Blank has served on our board since July, 2005.

Amiram Levinberg co-founded our company and served as a director on our board from its inception until April 2004. Since July 18, 2005, Mr. Levinberg has served as our Chairman of the Board and Chief Executive Officer.  From July 1995 and until April 15, 2003, he served as our President. Until 2002, Mr. Levinberg also served as our Chief Operating Officer. Until July 1995, he served as our Vice President of Engineering. In this capacity, he supervised the development of the OneWay and Skystar Advantage VSATs. From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. He was awarded the Israel Defense Award in 1988.  Mr. Levinberg holds a B.Sc. in Electrical Engineering and Electronics and a M.Sc. degree in Digital Communications from the Technion – Israel Institute of Technology. Mr. Levinberg serves as an independent director on the boards of Orckit Communications Ltd. (NASDAQ: ORCT), an Ethernet transport solutions provider, Cardboard Industries and Kargal, a cardboard manufacturer in Israel, and Kasamba, an internet company offering online professional expert advice.

Karen Sarid has served on our board since July, 2005. Ms. Sarid served from May 2009 until recently as the President and General Manager of Syneron Medical Ltd., a leading aesthetic device company.  Immediately prior to May 2009, Ms. Sarid served as the chief operating officer and chief financial officer of Galil Medical Ltd. and as the general manager of Galil Israel.  Galil Medical is a medical device company that develops a cryotherapy platform. Ms. Sarid has served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on advanced radiography systems for the digital x-ray market since September 2000. From September 1999 until September 2000, Ms. Sarid served as Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that is traded on NASDAQ Stock Market. She was Chief Financial Officer of LanOptics Ltd., now known as EZchip Semiconductor Limited  (NASDAQ:  EZCH) from 1993 through 1996. Ms. Sarid currently serves as a director of EZchip and as chair of its audit committee. Ms Sarid also serves as a director of Oridion Ltd (SWXNM: ORIDN). Ms. Sarid received a B.A. in Economics and Accounting from Haifa University, and was awarded the CFO of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

Dr. Ehud Ganani has served on our board since July 2005. Since 2008, Dr. Ganani serves as the chief executive officer and president of Rabintex Industries Ltd. (TASE:RBNT). Rabintex deals with personal protection gear and army vehicles modifications. The company is based in Israel and in Detroit, MI.  Dr. Ganini was Chairman of the board of TraceGuard Technologies Inc. (OTCBB:TCGD), a company involved in explosive detection equipment for airports and other security facilities. He served as the chief executive officer of TraceGuard between 2006 and 2008. He was the chairman of the board of Bird Aerosystems Ltd., a private company that develops and supplies anti missiles protection systems for helicopters and fixed wing military and civilian aircrafts, between 2007 and 2010. He has been the chairman of the public committee for Aerospace & Defense & HLS in the Israeli Export Institute. He served as the Chief Executive Officer of Israel Military Industries from 2002-2005. Prior to that he served in various senior positions in Rafael Armament Development Authority, the last of which was as Vice President of Marketing and Business Development from 1997-2002. Dr. Ganani headed the rocket motors development group in Rafael between 1986 to 2001. He also served as a visiting professor of Chemical Engineering at UC Davis, CA (1984-1985). Dr. Ganani holds a Doctorate of Science in chemical engineering from Washington University, St. Louis, MO (1984) and a Bachelor of Science in Chemical Engineering from the Technion  – Israel Institute of Technology in Haifa, Israel (1973).

Izhak Tamir has served on our board since July, 2005. Mr. Tamir, a co-founder of Orckit, has been President and a Director of Orckit since its founding in 1990. He currently serves as Chairman of the Board of Orckit. Mr. Tamir served as a Director of Scopus Video Networks from 2005 until 2007. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq Bezeq  - The Israel Telecommunication Corporation Ltd.  From 1978 to 1985, he was a senior engineer in the Israeli Government.  Mr. Tamir holds an engineering degree from the Technion  – Israel Institute of Technology and an M.B.A. from Tel Aviv University. Mr. Tamir has been chairman of the board of directors of Tikcro Technologies Ltd. since January 2000 and its chief executive officer from August 2003 until December 2007.

Proposed New Director

 Gilead Halevy is a founding member and general partner of KCPS Private Equity, a leading Israeli private equity fund associated with KCPS & Company (2007) Ltd.  Mr. Halevy is a member of the fund's investment committee.  Prior to establishing KCPS Private Equity in January 2006, Mr. Halevy was a Director at Giza Venture Capital from April 2001 to January 2006, where he led investments in communications and information technology companies, and directed Giza's European business activities. Previously, from 1998 to 2001, Mr. Halevy practiced law at White & Case LLP, where he advised in connection with mergers and acquisitions in the Telecom Media and Technology group. Mr. Halevy was also a founding member of the White & Case Israel practice group during that time. From 1993 to 1998, he was a senior associate with Zellermayer & Pelossof, one of Israel's leading commercial law firms, where he advised in connection with public securities, cross-border mergers and acquisitions and private equity transactions. Mr. Halevy currently serves as Chairman at Brand Industries Ltd. (TASE: BRND), Vice Chairman of the Marina Galil Group and a Director at FIS Software Solutions Ltd.  Mr. Halevy holds an LLB (magna cum laude) and B.A. in Humanities (interdisciplinary course for exceptional students), both from the Hebrew University.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

For a discussion of the practices of our board of directors, please see Item VI – Board Practices, below.

III.  ELECTION OF ONE EXTERNAL DIRECTOR
(Item 3 on the Proxy Card)

Under the Israeli Companies Law, public companies incorporated under the laws of the State of Israel are required to appoint at least two external directors.  No person may be appointed as an external director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, its controlling shareholder or any entity controlled by the company or its controlling shareholder. In addition, no person may serve as an external director if the person’s position or other activities create, or may create, a conflict of interest with the person’s position as director or may otherwise interfere with the person’s ability to serve as a director.

A person is qualified to serve as an external director only if he or she has “accounting and financial expertise” or “professional qualifications,” as such terms are defined under regulations promulgated under the Companies Law.  At least one external director elected must have “accounting and financial expertise” and any other external director must have ‘‘accounting and financial expertise’’ or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

Our audit committee and board of directors recognize the expertise and unique contribution of Mr. Benyamini as external director to the board and various committees and believe it is in the best interests of the Company to approve the extension of his term for an additional three-year term.  Mr. Benyamini has submitted to us a declaration stating that he complies with the requirements imposed by the Companies Law for the office of external director. The audit committee and the board of directors recommend that our shareholders approve the extension of the appointment of Mr. Haim Benyamini as external director for an additional term of three years following the expiration of his second three year term on May 27, 2011.

Mr. Benyamini, age 72, has served on our board of directors as an external director since February 2005 and has drawn on his vast expertise in organizational processes, labor and human resources management and other issues to advise the board and management over the years.  Mr. Benyamini currently also serves on the board of directors of Orbotech Ltd. (NASDAQ: ORBK).  Mr. Benyamini served as an advisor to Teva‘s chief executive officer, board and management from January 2005 until January 2009. Mr. Benyamini served as the Corporate Vice President of Human Resources of Teva from 1988 until December 31, 2004. From 1982 to 1988, Mr. Benyamini served as the Corporate Vice President of Human Resources at Scitex Corporation. Mr. Benyamini served as a guest lecturer at Tel Aviv University from 1997 to 2003 as part of the Masters of Arts program in Labor Studies. Mr. Benyamini holds a M.A. degree in Organizational Behavior from the University of Chicago and a B.A degree in Social Sciences, Sociology and Political Science from the Hebrew University of Jerusalem. Mr. Benyamini is a Brigadier General (Ret) in the Israel Defense Forces and served in various command staff and training roles from 1957 until 1982.

Under the Israeli Companies Law, the election of the nominee for external director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such election include at least one-third of the shares of non-controlling shareholders who vote on the election (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such election do not represent more than 1% of the voting rights in our company.

The Board of Directors recommends a vote FOR the election of the nominee for external director named above.

IV.   RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT
 REGISTERED PUBLIC ACCOUNTANTS
(Item 4 on the Proxy Card)

Kost Forer Gabbay & Kasierer, registered public accountants, and a Member of Ernst & Young Global, has been our independent public accountants for over five years.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants until the next annual general meeting of our shareholders, pursuant to the recommendation of our Audit Committee and Board of Directors.  As a result of Kost Forer Gabbay & Kasierer’s familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to determine the compensation of our independent registered public accountants in accordance with the volume and nature of their services.  With respect to fiscal year 2009, we paid Kost Forer Gabbay & Kasierer $335,000 for audit services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of Gilat Satellite Networks Ltd. until the next annual general meeting of our shareholders, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.”

If the appointment of Kost Forer Gabbay & Kasierer is not approved by our shareholders, or if Kost Forer Gabbay & Kasierer ceases to act as our independent registered public accountants, or if the Audit Committee removes Kost Forer Gabbay & Kasierer as our independent registered public accountants, the Audit Committee will recommend another independent registered public accounting firm.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

V.    CONSIDERATION OF THE AUDITORS' REPORT AND THE
CONSOLIDATED FINANCIAL STATEMENTS

Our board of directors recommends that the shareholders receive and consider the Auditors' Report and the Consolidated Financial Statements of Gilat for the fiscal year ended December 31, 2009. Gilat’s 2009 Consolidated Financial Statements are published as part of our 2009 annual report on www.gilat.com. A shareholder interested in receiving a copy free of charge may contact the Company’s corporate secretary for such purpose. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

VI.           ADDITIONAL INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of ordinary shares as of December 15, 2010 (including options exercisable within 60 days) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; and (ii) all directors and officers as a group.  The information in this table is based on 40,697,831 ordinary shares outstanding as of December 15, 2010. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Outstanding

York Capital Management(2)	8,121,651	20.0%
Menora Mivtachim Holdings Ltd. (3)	4,214,560	10.4%
Mivtach Shamir Finance Ltd. (4)	2,216,945	5.4%
Renaissance Technologies LLC (5)	2,041,600	5.0%

All officers and directors as a group (14 persons)	1,692,265	4.2%
_________________________

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
Based on a Schedule 13D/A filed on April 12, 2010, the shares are directly owned by or allocated for the benefit of (i) York Capital Management, L.P., a Delaware limited partnership; (ii) York Investment Master Fund, L.P., a Cayman Islands exempted limited partnership;   (iii) York Credit Opportunities Fund, L.P., a Delaware limited partnership; and (iv)  York Credit Opportunities Master  Fund, L.P., a Cayman Islands exempted limited partnership. These four  entities are part of a family of pooled investment vehicles managed by JGD Management Corp., a Delaware corporation doing business as York Capital Management. The sole shareholder of JGD is James G. Dinan. Dinan Management is the general partner of York Capital Management L.P. and James G. Dinan and Daniel A. Schwartz are the controlling members of Dinan Management. York Offshore Limited is the investment manager of York Investment Limited. The controlling principal of York Offshore Limited is James G. Dinan. Daniel A. Schwartz is a director of York Offshore Limited. York Credit Opportunities Domestic Holdings is the general partner of York Credit Opportunities. James G. Dinan and Daniel A. Schwartz are the controlling members of York Credit Opportunities Domestic Holdings. The principal business address of each of these entities and individuals is c/o York Capital Management, 767 Fifth Avenue, 17th Floor, New York, New York, 10153.

(3)
Based on Schedule 13D/A filed on August 9, 2010, the 4,214,560 shares reported in the Schedule as beneficially owned by Menora Mivtachim Holdings Ltd.,  are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd., all of which are wholly-owned subsidiaries of Menora Mivtachim Holdings Ltd., each of which operates under independent management and makes independent voting and investment decisions. The address of  Menora Mivtachim Holdings Ltd., is Menora House 115 Allenby Street, Tel Aviv, Israel 61008.

(4)
Based on a Schedule 13D filed on July 28, 2005. Mr. Meir Shamir and Ashtrom Industries Ltd. share voting and dispositive power with respect to the shares held by Mivtach Shamir Holdings Ltd. The address of Mivtach Shamir Holdings Ltd. is Beit Sharvat, 4 Kaufman St., Tel Aviv 68012, Israel.

(5)
Based on a Schedule 13G filed on February 12, 2010, Renaissance Technologies LLC and Mr. James H. Simons share ownership with respect to the shares held by Renaissance Technologies LLC because of Dr. Simons position as control person of Renaissance Technologies LLC. The address of Renaissance Technologies LLC is 800 Third Avenue, New York, New York.

Board Practices

Election of Directors

Our Articles of Association provide that our board of directors shall consist of not less than five and not more than nine directors as shall be determined from time to time by a majority vote at the general meeting of our shareholders. Unless resolved otherwise by our shareholders, our board of directors will be comprised of (i) nine directors, if four directors are appointed by beneficial owners of 14% or more of our issued and outstanding ordinary shares (as set forth below), or (ii) seven directors, if fewer than four directors are so appointed by beneficial owners of 14% or more of our ordinary shares.

Pursuant to our Articles of Association, each beneficial owner of 14% or more of our issued and outstanding ordinary shares is entitled to appoint, at each annual general meeting of our shareholders, one member to our board of directors, provided that a total of not more than four directors are so appointed. In the event that more than four qualifying beneficial owners notify us that they desire to appoint a member to our board of directors, only the four shareholders beneficially owning the greatest number of shares shall each be entitled to appoint a member to our board of directors.  So long as our ordinary shares are listed for trading on NASDAQ, we may require that any such appointed director qualify as an “independent director” as provided for in the NASDAQ rules then in effect.  Our board of directors has the right to remove any such appointed director when the beneficial ownership of the shareholder who appointed such director falls below 14% of our ordinary shares.

Our Articles of Association provide that a majority of the voting power at the annual general meeting of our shareholders will elect the remaining members of the board of directors, including external directors as required under the Companies Law. At any annual general meeting at which directors are appointed pursuant to the preceding paragraph, the calculation of the vote of any beneficial owner who appointed a director pursuant to the preceding paragraph shall not take into consideration, for the purpose of electing the remaining directors, ordinary shares constituting 14% of our issued and outstanding ordinary shares held by such appointing beneficial owner.

Each of our directors (except external directors) serve, subject to early resignation or vacation of office in certain circumstances as set forth in our Articles of Association, until the adjournment of the next annual general meeting of our shareholders next following the general meeting in which such director was elected. The holders of a majority of the voting power represented at a general meeting of our shareholders in person or by proxy will be entitled to (i) remove any director(s), other than external directors and directors appointed by beneficial holders of 14% or more of our issued and outstanding ordinary shares as set forth above, (ii) elect directors instead of directors so removed, or (iii) fill any vacancy, however created, in the board of directors. Our board of directors may also appoint additional directors, whether to fill a vacancy or to expand the board of directors, who will serve until the next general meeting of our shareholders following such appointment.

Our Articles of Association further provide that the board of directors may delegate all of its powers to committees of the board of directors as it deems appropriate, subject to the provisions of applicable law.

External Directors and Independent Directors

External Directors. Under the Israeli Companies Law, public companies are required to elect two external directors who must meet specified standards of independence.  External directors may not have during the two years preceding their appointment, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with (i) the public company, (ii) those of its shareholders who are controlling shareholders at the time of appointment, or (iii) any entity controlled by the company or by its controlling shareholders.

The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and services as an office holder. No person can serve as an external director if the person’s other positions or business creates or may create conflicts of interest with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director as an employee or otherwise.  If, at the time an external director is to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

A person is qualified to serve as an external director only if he or she has “accounting and financial expertise” or “professional qualifications,” as such terms are defined under regulations promulgated under the Israeli Companies Law.  At least one external director must have “accounting and financial expertise.”  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, are not required to appoint an external director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors.  All of the outside directors of such a company must have “professional qualifications.”

External directors serve for an initial three-year term, which may be renewed a second three-year term.  Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Market, such as our company, may appoint an outside director for additional terms of not more than three years each subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company. External directors can be removed from office only by the court or by the same special percentage of shareholders that can elect them, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company. The court may additionally remove external directors from office if they were convicted of certain offenses by a non-Israeli court or are permanently unable to fulfill their position. If, when an external director is elected, all members of the board of directors of a company are of one gender, the external director to be elected must be of the other gender.

If delegated any authority of the board of directors, any committee of the board of directors must include at least one external director. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

The Companies Law requires external directors to submit to the company, prior to the date of the notice of the general meeting convened to elect the external directors, a declaration stating their compliance with the requirements imposed by Companies Law for the office of external director.

The election of external directors requires the affirmative vote of a majority of the shares voted on in person or by proxy at a meeting of the shareholders, provided that such majority includes at least one-third of the votes of the non-controlling shareholders of the company who are voting on the matter at the meeting (not including abstentions).  This approval requirement need not be met if the aggregate shareholdings of those non-controlling shareholders who vote against the election of the external director represents one percent or less of all the voting power of the company.  “Controlling” for the purpose of this provision means the ability to direct the acts of the company.  Any person holding one half or more of the voting power of the company or of the right to appoint directors or the chief executive officer is presumed to have control of the company.

Our board of directors currently has two external directors under Israeli law:  Dr. Leora Meridor, who was initially elected to serve as an external director at our special general meeting of shareholders held on August 30, 2005 and was reelected for an additional three year period at our annual general meeting of shareholders held on December 30, 2008; and Mr. Haim Benyamini who was initially elected to serve as an external director at our special general meeting of shareholders held in February 2005 and was reelected for an additional three year period at our special general meeting of shareholders held on May 28, 2008.  Mr. Benyamini is  currently being proposed for re-election for a third term pursuant to Proposal No. 3 above.

The compensation of external directors of an Israeli company is regulated by the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended, or the Regulations, and the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2000, as amended.  Under the Israeli Companies Law and pursuant to the Regulations, a company is generally required to pay its external directors a minimum cash compensation in the form of an annual fee and a per meeting attendance fee (including for attendance at board of directors committee meetings) in the manner set forth in the Regulations.  A nominee for external director must be informed of the compensation to be paid by a company prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service.  Also, the compensation paid to each of a company’s outside directors must be the same, regardless of the form of compensation (except that “expert outside directors” may receive higher compensation than non-experts).

We pay to our external directors compensation in the form of an annual fee, payable quarterly, of NIS 80,000 (currently equivalent to approximately $22,000) and a per meeting attendance fee of NIS 1,600 (currently equivalent to approximately $450), as well as compensation for telephonic participation in board and committee meetings in an amount of 60% of what is received for physical participation. Such amounts are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time.

Independent Directors.  In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of NASDAQ rules.  Our board of directors has determined that five out of the seven members of our board of directors, namely, Messrs. Benyamini, Blank, Ganani, Dr. Meridor and Ms. Sarid, are independent directors under NASDAQ requirements.

Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a portion of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law. We have not included such a provision in our articles of association since our board of directors complies with the independent director requirements of the NASDAQ Marketplace Rules described above.

Committees of the Board of Directors

Audit Committee.  Under the Israeli Companies Law, publicly traded companies must establish an audit committee. The audit committee must consist of at least three members, and must include all of the company's external directors. The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.  The audit committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

We have elected to follow Israeli law instead of NASDAQ rules with respect to the composition of our audit committee.  Our audit committee consists of Mr. Benyamini, Dr. Meridor, Ms. Sarid and Mr. Tamir.  All of the members of our audit committee other than Mr. Itzak Tamir satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members.  Mr. Tamir (who is also a member of our compensation and stock option committee) does not qualify as an independent director within the meaning of NASDAQ rules.  However, our board of directors has determined that Mr. Tamir satisfies the independence requirements of the Securities and Exchange Commission and satisfies the requirements of the Israeli Companies Law for audit committee members. Our board of directors has further determined that Dr. Meridor qualifies to serve as the audit committee’s financial expert, as required by the rules of the Securities and Exchange Commission and NASDAQ. The audit committee meets at least once each quarter.

Compensation and Stock Option Committee. Our board of directors has established a compensation committee, which is authorized to determine all compensations issues, including the administration of our option plans, subject to general guidelines determined by our board of directors from time to time.  The compensation committee also makes recommendations to our board of directors in connection with the terms of employment of our chief executive officer and all other executive officers.

Our compensation and stock option committee consists of Mr. Benyamini, Dr. Meridor, Ms. Sarid and Mr. Tamir.  All of the members of our compensation and stock option committee other than Mr. Itzak Tamir are independent directors, within the meaning of NASDAQ rules.  We have elected to follow Israeli law instead of NASDAQ requirements with respect to independent director oversight of executive compensation.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to the attention of:

Joann R. Blasberg, Corporate Secretary
Gilat Satellite Networks Ltd.
21 Yegia Kapaim Street
Kiryat Arye
Petah Tikva 49130 Israel

Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

VII.           OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement.  As of the date of the Notice, the board of directors knows of no business that will be presented for consideration at the Meeting other than the foregoing matters.  If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the shares in accordance with their best judgment with respect to such matters.

GILAT SATELLITE NETWORKS LTD.
PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
January 31, 2011

    The undersigned hereby appoints Joann R. Blasberg and Yaniv Reinhold, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.20 per share, of Gilat Satellite Networks Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Monday, January 31, 2011 at 11:00 a.m. (local time) at the offices of the Company, 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEM 2 AND OUTSIDE DIRECTOR IN ITEM 3 AND (ii) ITEMS 1 AND 4 SET FORTH ON THE REVERSE.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

January 31, 2011

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at www.gilat.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

$ Please detach along perforated line and mail in the envelope provided. $

■ 00030033333330300000 1	013111
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEM 2
AND OUTSIDE DIRECTOR IN ITEM 3 AND "FOR" ITEMS 1 AND 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN
		(1)	To approve the resolution to the increase in the size of the board of directors to eight members.	☐	☐	☐

		(2)	To elect six directors for terms expiring at our next Annual General Meeting of Shareholders.

			Jeremy Blank	☐	☐	☐
			Ehud Ganani	☐	☐	☐
			Amiram Levinberg	☐	☐	☐
			Karen Sarid	☐	☐	☐
			Izhak Tamir	☐	☐	☐
			Gilead Halevy	☐	☐	☐

		(3)	To re-elect Haim Benyamini as an external director (as such term is defined in the Israeli Companies Law) for a third three-year term commencing on May 28, 2011 and ending on May 27, 2014.	☐	☐	☐

(4)
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company's independent registered public accountants until the next annual general meeting of the Company’s shareholders, and to authorize its Board of Directors to  delegate to the Audit Committee the authority to fix such independent registered public accountants' compensation in accordance with the volume and nature of their services.
				☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.